

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 6, 2018

Via E-mail
Iain S. Anderson
Chief Financial Officer
Nemaura Medical Inc.
Advanced Technology Innovation Centre
Loughborough University Science and Enterprise Parks
5 Oakwood Drive
Loughborough, Leicestershire
LE11 3QF
United Kingdom

> **Re: Nemaura Medical Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed June 27, 2017**
> **File No. 000-55283**

Dear Mr. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2017

Exhibits 31.1 and 31.2

1.   We note the certifications provided do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please note that you are no longer in the transition period that allows for this omission. Please file an amendment to your Form 10-K that includes updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosures and your audited financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery